UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number: 001-37814

OSISKO GOLD ROYALTIES LTD
(Translation of registrant's name into English)

1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Qc H3B 2S2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[   ] Form 20-F      [X] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

SUBMITTED HEREWITH

Exhibits

Exhibit	Description

99.1(1)	Consolidated Financial Statements For the years ended December 31, 2020 and 2019
99.2	Management's Discussion and Analysis For the year ended December 31, 2020
99.3	Certification of Annual Filings Full Certificate - CEO
99.4	Certification of Annual Filings Full Certificate - CFO
99.5	News Release - Osisko Declares First Quarter Dividend
99.6	News Release - Osisko Reports 2020 Results and Provides 2021 Guidance

(1) The audit report of PricewaterhouseCoopers LLP dated February 24, 2021 on the annual financial statements of the Registrant for its fiscal years ended December 31, 2020 and December 31, 2019 that is being furnished as an exhibit to this Report on Form 6-K is the same report that has been prepared in accordance with applicable Québec professional standards and included with the Registrant’s audited annual financial statements that have been filed with Canadian securities regulatory authorities. The audit report contains certain information required by applicable Québec professional standards that will not be included in the audit report prepared in accordance with applicable U.S. securities laws and the requirement of the Public Company Accounting Oversight Board  that will be in the Registrant’s annual report on Form 40-F for its fiscal year ended December 31, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OSISKO GOLD ROYALTIES LTD
(Registrant)

Date: February 24, 2021	By:	/s/ André Le Bel
André Le Bel
	Title:	Vice President, Legal Affairs and Corporate Secretary